Exhibit 4.5

ZIOPHARM Oncology, Inc.

Amendment No. 4 to
2003 Stock Option Plan

This Amendment No. 4 to 2003 Stock Option Plan (the “Amendment”) dated as of June 23, 2010, amends the 2003 Stock Option Plan (the “2003 Plan”) of ZIOPHARM Oncology, Inc. (the “Company”).  Except as otherwise explicitly set forth herein, all provisions of the 2003 Plan shall remain in full force and effect.  Capitalized terms used in this Amendment without definition shall have the meanings set forth in the 2003 Plan.

WHEREAS, the 2003 Plan provides that the number of shares of Common Stock which may be issued under the Plan shall not exceed 6,002,436 shares; and

WHEREAS,  an amendment to the 2003 Plan increasing the number of shares of Common Stock which may be issued under the Plan to 9,002,436 was adopted by the Company pursuant to resolutions of the Board of Directors on March 31, 2010 and approved by the Company’s stockholders at a meeting of the stockholders held on June 23, 2010.

NOW, THEREFORE, the 2003 Plan is hereby amended as follows:

1.           Increase in Number of Shares Subject to the Plan.  Section 5.1 of the 2003 Plan is hereby amended in its entirety to read as follows:

“5.1.           Number of Shares. Subject to adjustment as provided in Section 10.6, the number of shares of Common Stock which may be issued under the Plan shall not exceed 9,002,436 shares of Common Stock.  Shares of Common Stock that are issued under the Plan or are subject to outstanding Incentives will be applied to reduce the maximum number of shares of Common Stock remaining available for issuance under the Plan.”

2.           Effective Date. This Amendment shall be effective upon the date first written above.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by the undersigned officer, thereunto duly authorized pursuant to the resolutions of the Board of Directors.

ZIOPHARM Oncology, Inc.:

By:	/s/ Richard E. Bagley
Richard E. Bagley,
President, Chief Operating Officer, Chief Financial Officer and Secretary